October 21, 2008

VIA FEDERAL EXPRESS AND EDGAR Mr. Karl Hiller Branch Chief Securities and Exchange Commission 100 F Street, N.E.- Mail Stop 6010 Washington, D.C. 20549	Mark C Lee 916.558.6031 direct mlee@weintraub.com

Re:	Ameriwest Energy Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008
File No. 000-52034

Dear Mr. Hiller:

We represent Ameriwest Energy Corp., a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.

This letter responds to the Securities and Exchange Commission’s October 6, 2008 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2007 (the “Amended Form 10-K”) and Amendment No. 1 to Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Amended Form 10-Q”). Pursuant to our conversation with Ms. Lily Dang at the Commission, we are providing our responses to the comments raised. Further, we will incorporate our responses to the extent appropriate into our future quarterly and annual reports. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2007

Securities and Exchange Commission
October 21, 2008

Controls and Procedures, page 21

COMMENT NO. 1

We note your revisions responding to prior comments 4 and 5, describing your material weaknesses and remediation plan. While you state that you have begun the remediation improvements and expect them to be on-going, we note you disclose that there were no changes in your internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note the same disclosures in your Form 10-Q/A1 for the three months ended March 31, 2008 and your Form 10-Q for the three months ended June 30, 2008.

Please expand your disclosure to clarify when you began your remediation improvements and why such improvements did not constitute material changes in your internal control over financial reporting during any of these periods.

RESPONSE:

Remediation Improvement	Start Date
Improving the control and oversight of the duties relating to the systems we use in the evaluation and processing of certain accounts and areas and in the posting and recording of journal entries into certain accounts (in which material weaknesses have been identified).

We began some of these improvements in November 2007, specifically opening and relocating certain bank accounts to our principal office location, and such improvements did constitute a material change in our internal control over financial reporting from the third quarter to the fourth quarter of fiscal year ended December 31, 2007.

We made further material improvements in February 2008, specifically segregating daily accounting and administrative duties to more effectively process, record, summarize and report information required to be disclosed in our periodic reports, and such improvements did constitute a material change in our internal control over financial reporting from the fourth quarter of fiscal year ended December 31, 2007 to the first quarter ended March 31, 2008.

Securities and Exchange Commission
October 21, 2008

The segregation of duties relating to the processing of accounts and the recording of journal entries into certain accounts.
We made material improvements in February 2008, specifically segregating daily accounting and administrative duties to more effectively process, record, summarize and report information required to be disclosed in our periodic reports, and such improvements did constitute a material change in our internal control over financial reporting from the fourth quarter of fiscal year ended December 31, 2007 to the first quarter ended March 31, 2008.

Retaining the services of an experienced chief financial officer to enhance our financial reporting capabilities.
We retained a Chief Financial Officer in June 2008 and such improvement did constitute a material change in our internal control over financial reporting from the first quarter ended March 31, 2008 to the second quarter ended June 30, 2008.

Establishing an audit committee comprised of independent directors.
We have not established a separate audit committee comprised of independent directors. We estimate establishing such a committee in the second quarter of fiscal year 2009 after we reach a firmer financial position and complete certain key acquisitions.

Securities and Exchange Commission
October 21, 2008

We plan to include the following disclosure in accordance with the Staff’s comments as set forth in draft form below for Item 4 - Controls and Procedures, of our Form 10-Q for the period ended September 30, 2008:

“In performing this assessment, management has identified the following material weaknesses: absence of adequate segregation of duties relating to oversight and management of our systems. In light of the conclusion that our internal control over financial reporting was not effective, our management is in the process of implementing a plan intended to remediate such ineffectiveness and to strengthen our internal controls over financial reporting through the implementation of certain remedial measures, which include:

1.
Improving the control and oversight of the duties relating to the systems we use in the evaluation and processing of certain accounts and areas and in the posting and recording of journal entries into certain accounts (in which material weaknesses have been identified). We began some of these improvements in November 2007 and expect them to be on-going for the foreseeable future.

2.
The segregation of duties relating to the processing of accounts and the recording of journal entries into certain accounts. We made material improvements in February 2008, specifically segregating daily accounting and administrative duties to more effectively process, record, summarize and report information required to be disclosed in our periodic reports.

3.	Retaining the services of an experienced chief financial officer to enhance our financial reporting capabilities. We retained an experienced chief financial officer in June 2008.
4.
Establishing an audit committee comprised of independent directors. We estimate establishing such a committee in the second quarter of fiscal year 2009 after we reach a firmer financial position and complete certain key acquisitions.

While our management continues to evaluate the cost of these remediation efforts, we initially estimate the costs for additional resources may be in excess of $300,000 per year.

Securities and Exchange Commission
October 21, 2008

No additional material remedial measures were taken during the quarter ended September 30, 2008. Accordingly, there were no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected.”

Note 2 - Summary of Significant Accounting Policies, page F-8

Full Cost Method, page F-8

COMMENT NO. 2

We note your expanded full cost accounting policy disclosure responding to prior comment 10, indicating that only capitalized costs of proved properties less accumulated amortization and related deferred income taxes may not exceed the cost center ceiling amount, and stating that you have no costs capitalized that are subject to the ceiling test for impairment. Please note per Rule 4-10(c)(4) of Regulation S-X that all capitalized costs are subject to the ceiling test and that for each cost center all capitalized costs, less accumulated amortization and related deferred income taxes may not exceed the cost center ceiling amount. Please revise your disclosure accordingly.

Additionally, revise your disclosure to reference Rule 4-10 of Regulation S-X instead of SFAS 69 as the source for the full cost rules. Finally, disclose the method you intend to use to amortize your capitalized oil and gas property costs. We presume you will use the unit of production method; therefore, your policy should address how you treat estimated future expenditures to develop proved reserves and estimated dismantlement and abandonment costs in your depletion calculation.

RESPONSE:

Securities and Exchange Commission
October 21, 2008

We plan to revise our disclosure in accordance with the Staff’s comments as set forth in draft form below for our quarterly report for the period ended September 30, 2008:

“1. Summary of significant accounting policies

Full cost method
Ameriwest uses the full cost method of accounting for exploration and development activities as prescribed by SEC Regulation S-X Rule 4-10. Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as property and equipment. This includes any internal costs that are directly related to exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas attributable to a country. The application of the full cost method of accounting for oil and gas properties generally results in higher capitalized costs and higher depreciation and amortization rates compared to the successful efforts method of accounting for oil and gas properties.

Costs excluded
Properties and equipment include costs that are excluded from costs being depreciated or amortized. Oil and gas costs excluded represent investments in unproved properties and major development projects in which we own a direct interest. These unproved property costs include nonproducing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. Ameriwest excludes these costs on a country-by-country basis until proved reserves are found or until it is determined that the costs are impaired. All costs excluded are reviewed at least quarterly to determine if impairment has occurred.

The amount of any impairment is transferred to the capitalized costs being amortized (the depletion, depreciation and amortization) or a charge is made against earnings for those international operations where a reserve base has not yet been established. Impairments transferred to the depletion, depreciation and amortization increase the depletion, depreciation and amortization rate for that country. For international operations where a reserve base has not yet been established, an impairment requiring a charge to earnings may be indicated through evaluation of drilling results, relinquishing drilling rights or other information.

Securities and Exchange Commission
October 21, 2008

As at September 30, 2008 and December 31, 2007, Ameriwest’s oil and gas interests and deferred acquisitions costs were located in one geographical segment, being the United States of America.

Ceiling test
The full cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. Under full cost accounting rules for each cost center, capitalized costs of unproved and proved properties, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the "cost ceiling") equal to the sum of (a) the present value of future net cash flows from estimated production of proved oil and gas reserves, based on current economic and operating condition, discounted at 10 percent, plus (b) the cost of properties not being amortized, plus (c) the lower of cost or estimated fair value of any unproved properties included in the costs being amortized, less (d) any income tax effects related to differences between the book and tax basis of the properties involved. If capitalized costs exceed this limit, the excess is charged as an impairment expense. As of September 30, 2008 and December 31, 2007, total capitalized costs were $___________ and $1,758,653 respectively, of which $___________ and $nil consisted of oil and gas interests and $____________ and $1,758,653 of deferred acquisition costs, all of which were subject to the ceiling test for impairment. At September 30, 2008 and December 31, 2007, Ameriwest has reviewed these capitalized costs for impairment and determined that that was no impairment.

Amortization

Securities and Exchange Commission
October 21, 2008

Capitalized costs within a cost center shall be amortized on the unit-of-production basis using proved oil and gas reserves include: (i) all capitalized costs, less accumulated amortization; (ii) the estimated future expenditures (based on current costs) to be incurred in developing proved reserves; and (iii) estimated dismantlement and abandonment costs, net of estimated salvage values. Capitalized costs subject to amortization do not include the excluded costs as described above.

For any questions or further discussions relating to this matter, please contact me directly at (916) 558-6031.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Mark C Lee

Mark C Lee

MCL:srs

cc: Walter Merschat